November 19, 2007

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Physicians Service Group, Inc.
Form 10-Q for the Period Ended June 30, 2007
Filed August 17, 2007
File No. 0001-31434

Dear Mr. Rosenberg:

On October 31, 2007, the Chief Financial Officer of our insurance subsidiary visited by telephone conference with Kei Ino, Staff Accountant in which a response to the following questions was requested. These questions were requested as a follow-up to our Response letter to the Securities and Exchange Commission dated October 5, 2007.

1) As part of management's purchase accounting calculation in determining fair market value, why did Management not discount  reserves for loss and loss adjustment expense and reinsurance recoverables on unpaid loss and loss adjustment expenses utilizing a present value technique?

In our analysis as part of the purchase accounting calculation under SFAS No. 141, Accounting for Business Combinations, the Company chose not to discount reserves for loss and loss adjustment expense and reinsurance recoverables (collectively, referred herein as “reserves”) utilizing a present value technique.

For the same reasons that SFAS No 60, Accounting and Reporting for Insurance Enterprises and Staff Accounting Bulletin, No, 62, Discounting by Property-Casualty Insurance Companies do not allow for discounting for most short-duration contracts and for those lines of insurance in which the payment patterns are not fixed and determinable, respectively, management did not believe it was appropriate to discount reserves under SFAS No. 141. The Company only writes one-year or short-duration claims-made polices and SFAS No. 60states that for short-duration contracts “the liability for unpaid claims shall be based on the estimated ultimate cost of settling the cost of the claim (including the effects of inflation and other societal and economic factors), using past

1301 S. CAPITAL OF TEXAS HIGHWAY SUITE C 300 AUSTIN, TX 78746 PHONE: (512) 328-0888 FAX: (512) 314-4398

Mr. Jim B. Rosenberg

October 5, 2007

experience adjusted for current trends, and any other factors that would modify past experience.” Thus for short-duration contracts, undiscounted reserves is the more appropriate treatment for valuing reserves and discounting is more appropriate under SFAS 60 for long-term duration contracts such life insurance.

Further to the SFAS guidance, Staff Accounting Bulletin No. 62 states that “the staff will raise no objection if a registrant follows a policy for GAAP reporting purposes of:

•	discounting liabilities for unpaid claims and claim adjustment expenses at the same rates that it uses for reporting to state regulatory authorities with respect to the same claim liabilities, or
•

discounting liabilities with respect to settled claims under the following circumstances: (1) the payment pattern and ultimate cost are fixed and determinable on an individual claim basis, and (2) the discount rate used is reasonable based on the facts and circumstances applicable to the registrant at the time claims are settled.”

In regards to the first point bullet above, under statutory accounting principles as prescribed under National Association of Insurance Commissioners (NAIC), SSAP No. 65, Property and Casualty Contracts, Paragraph 10, “with the exception of fixed and determinable payments such as those emanating from workers’ compensation tabular indemnity reserves and long-term disability claims, property and casualty insurance loss reserves shall not be discounted.” Since discounting is not a permitted practice for medical professional liability (MPL) insurance under statutory accounting principles, discounting reserves for GAAP reporting purposes by applying the same rates used for statutory accounting is not applicable for our line of insurance.

Also, as noted in the second bullet point above, the Staff guidance does allow for reserve discounting on settled claims when the payment pattern and ultimate cost are fixed and determinable such as worker’s compensation insurance, but again, is not applicable for MPL. In MPL, reserves for unpaid claims, in contrast to settled claims in worker’s compensation insurance, are inherently uncertain and can vary materially in any given period due to changes in historical settlement patterns; changes in claims handling procedures; trends in loss severity and/or frequency; economic inflation; and legislative changes such as tort-reform laws. The MPL sector of the property and casualty insurance industry is characterized by a relatively small number of claims with a large average cost per claim. For example, at December 31, 2006, API had 4,712 policyholders, and in 2006 API paid a total of $9,684,000 in paid damages on 94 claims. Even a relatively small change in the number of claims expected to be paid with damages (i.e. frequency) or a relatively small percentage change in the average cost per claim (i.e. severity) could have a significant impact on reserves and correspondingly, API’s financial position and results of operations. Additionally, the MPL sector has historically operated at combined ratios well in excess of 125% and in only three years in the last twenty-nine has MPL delivered an underwriting profit, or a combined ratio below100%.

Mr. Jim B. Rosenberg

October 5, 2007

This uncertainty and volatility is further compounded by API’s lack of product line and geographical diversity. API is a small mono-line and mono-state writer of MPL and as such is more exposed than larger, more diversified insurance companies to this highly cyclical and very volatile line of insurance. For instance, in evaluating reserve development beginning in 1998 through 2004, or the most recent years that are either fully developed or almost fully developed, for accident years 1998 through 2003, the amount of incurred net losses and loss adjustment expenses initially recorded trended on average 31% higher (with 2002 and 2003 as much as 60%) than originally estimated in undiscounted reserves and for the 2004 accident year trended lower than originally estimated by 17%. API‘s historical reserving experience would indicate that a discounted reserve balance would not adequately reflect fair market value of reserves as of the date of acquisition and while API has recently experienced strong financial results, the Company does not believe discounting reserves appropriately portrays the uncertainty and volatility of this line of insurance. Especially since MPL entered another “soft” insurance cycle of increased competition and significantly lower premium rates.

2)  In regards to Management's previous response that the allocation has been reviewed but not audited, please state the following in a response letter:

a)  Management does not intend to have any material adjustments in the 3Q 10-Q or the 10-K.

b) If there is a material adjustment, management would report it as a correction of an error in its financial statements

c) Please provide the new wording (or in our case removal of the language) that you disclosed in your 3Q in regards to the allocation has been reviewed, but not audited.

In regards to the acquisition of API on April 1, 2007, management finalized its purchase accounting entries prior to filing its second quarter Form10-Q and as such the Company did not have any material adjustments in its September 30, 2007 Form 10-Q filed on November 6, 2007 nor does it anticipate having any material adjustments in its December 31, 2007 Form 10-K filing. However, if a material adjustment were required as part of its annual audit, the Company would record the adjustment as a correction of an error in accordance with SFAS No. 154, Accounting Changes and Error Corrections.

Furthermore, as previously stated in our letter dated October 5, 2007, we did not intend to use the word “review” in the context of rule 10-01 (d), which requires that a review report be filed with our second quarter 10-Q. We were merely attempting to make it clear that while our auditors have performed SAS 100 procedures of our purchase accounting entries as part of their quarterly reviews, the purchase accounting calculation remained subject to final analysis as part of their annual audit process. As noted in our third quarter 10-Q filing, any reference to “review” was removed from the acquisition footnote to the financial statements.

Mr. Jim B. Rosenberg

October 5, 2007

In accordance with the request contained in your comment letter, American Physicians Service Group, Inc. (“APS”) acknowledges that:

o	APS is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q filed by APS for the period ended June 30, 2007 (the “Filing”);
o

SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking action with respect to the Filing; and

o	APS may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or our responses to your comments, please do not hesitate to contact me at (512) 314-4309 or our Chief Financial Officer, Marc Zimmermann, at (512) 314-4497.

Very truly yours,
/s/ Timothy L. LaFrey
Timothy L. LaFrey, President

TLL/lbw

C:	Mr. Kenneth S. Shifrin
Chairman and Chief Executive Officer
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746-6550

Ms. Pam Roth
Partner
BDO Seidman LLP
333 Clay Street, Suite 4700
Houston, Texas 77002-4180

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